Exhibit (a)(5)(A)

iQIYI, Inc. Announces Repurchase Right Notification for

3.75% Convertible Senior Notes due 2023

BEIJING, October 25, 2021 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced that it is notifying holders of its 3.75% Convertible Senior Notes due 2023 (CUSIP No. 46267XAB4) (the “Notes”) that pursuant to the Indenture dated as of December 4, 2018 (the “Indenture”) relating to the Notes by and between the Company and Citicorp International Limited, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on December 1, 2021 (the “Repurchase Right”). The Repurchase Right begins at 9:00 a.m., New York City time, on Thursday, October 28, 2021 and expires at 5:00 p.m., New York City time, on Monday, November 29, 2021.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions, and procedures for exercising the Repurchase Right will be available through the Depository Trust Company and the paying agent, which is Citibank, N.A. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder’s Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, December 1, 2021, which is the date specified for repurchase in the Indenture (the “2021 Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The 2021 Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on December 1, 2021, being the interest payment date, the Company will pay accrued and unpaid interest on all of the Notes through November 30, 2021, to all holders who were holders of record on November 15, 2021, regardless of whether the Repurchase Right is exercised with respect to such Notes. On the 2021 Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of October 25, 2021, there was US$750,000,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$750,000,000.

The opportunity for holders of the Notes to exercise the Repurchase Right commences, 9:00 a.m., New York City time, on Thursday, October 28, 2021, and will terminate at 5:00 p.m., New York City time, on Monday, November 29, 2021. In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company and Citibank, N.A. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Monday, November 29, 2021, which is the second business day immediately preceding the 2021 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated October 25, 2021 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting Terence Yeung, Agency & Trust, Citicorp International Limited (Email: terence.yeung@citi.com). Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, at Citibank, N.A. 480 Washington Boulevard, 30/F, Jersey City, NJ, New York, 07310, Attention: Kirsten Acuna, Citibank Agency & Operations.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IQIYI, INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

For further information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com